FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached documents contains forward looking information.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender St.

Vancouver, British Columbia   V6C 2T8

Item 2

Date of Material Change

October 24, 2006

Item 3

News Release

The Company issued a news release on October 25, 2006, which was followed up by a news release issued October 27, 2006, both of which were disseminated by CCN Matthews.

Item 4

Summary of Material Change

Forbes Medi-Tech Inc. (“Forbes”) (TSX:FMI and NASDAQ:FMTI) has acquired 100% of TheraPei Pharmaceuticals, Inc.(“TheraPei”) of San Diego, California.  TheraPei was a privately held company formed with technology ‘spun-out’ of Sequenom, Inc. (“Sequenom”) (NASDAQ: SQNM) and is focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases.  Forbes will further develop TheraPei technologies along with Forbes’ existing technologies with R&D based in San Diego and Forbes’ clinical development team in Vancouver. TheraPei’s founder, Dr. John Nestor, was appointed as the Chief Scientific Officer of Forbes effective on closing.

Item 5

Full Description of Material Change

All dollar amounts in this Material Change Report are in U.S. Dollars.

Technology Acquired

TheraPei’s intellectual property will add diversity to Forbes’ FM-VPx drug development platform to include four new technologies: a series of novel peptides designed for once daily administration aimed at stimulating insulin secretion; compounds from this series are also being developed for potential anti-inflammatory effects; an earlier stage discovery program that may have important applications in both diabetes and obesity through inhibition of ACC2; and another discovery program related to SPT inhibition targeting anti-inflammation.

The lead preclinical product is a peptide that is targeted to be a long acting VPAC2 selective agonist designed for once daily administration to stimulate insulin secretion. These analogues are particularly promising based on pre-clinical study results to date demonstrating a beneficial effect through lowering glucose in blood, which could benefit a large diabetic patient population.

Consideration

Consideration payable to the TheraPei selling shareholders (the “Vendors”) for the acquisition of TheraPei is being made on a staged basis commensurate with development of TheraPei’s technologies, and consists of cash and common shares of Forbes paid on closing, plus future milestone payments, licensing revenue and/or royalties as described below.   Dr. Nestor was the majority shareholder of TheraPei and as such, will receive the majority of the acquisition consideration.

On closing, Forbes paid an initial amount of $300,000 by way of the issuance of 94,672 common shares having a value of approximately $240,000 and cash of $60,000.  In addition, Forbes paid out liabilities of TheraPei totalling approximately $340,000, including approximately  $90,000 to Sequenom and approximately $25,000 to John Nestor.

Upon the first achievement of each of the events indicated below with respect to any VPAC2 Analog within the scope of the intellectual property acquired through TheraPei, Forbes will make additional payments of consideration within 3 days following such event, consisting of 20% cash and 80% Forbes common shares, upon the first achievement of each such event set forth below for each indication (the “Milestone Payments”):

Milestone Event	Payment - VPAC2 Analog for Diabetes	Payment - VPAC2 Analog for Inflammatory Lung Disease
Milestone
Approved IND	$1,000,000	$1,000,000
Successful Phase I Completion	$1,000,000	$1,000,000
Successful Phase II Completion	$2,000,000	$2,000,000
Successful Phase III Completion	$4,000,000	$4,000,000
NDA Approval	$4,000,000	$4,000,000
1st Launch	$5,000,000	$5,000,000
2-3 Launch	$8,000,000	$8,000,000
Commercial Royalties	11%	11%

For clarity, the amounts indicated above for such events shall each be payable only one time for each column / indication set forth above.

In the event that Forbes elects to license any VPAC2 Analog within the scope of the intellectual property acquired through TheraPei to an unaffiliated third party, the Vendors shall be entitled to receive 20% of the license revenue received by Forbes under the license, and milestone payments set out in the above table shall cease.

Upon commercialization by Forbes or its affiliates (but not licensees) for any purpose of VPAC2 analogs within the scope of the intellectual property acquired through TheraPei, the Vendors will receive an eleven percent (11%) commercial royalty on net sales.  In addition, should any ACC2 Inhibitor or SPT Inhibitor be commercialized for any purpose, the Vendors shall receive a three percent or four percent, respectively, commercial royalty on net sales by Forbes, its affiliates and/or licensees.

All consideration shall be paid as to a minimum of 80% in common shares of Forbes, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash.  If regulatory or shareholder approval is not forthcoming, Forbes shall pay cash in lieu of the issuance of shares.   Forbes may also elect to pay cash in lieu of the issuance of shares in certain circumstances.  All common shares shall be valued at the average of the high and low trading price of Forbes common shares on NASDAQ on the payment date.

Development Agreement and Repurchase Right

As part of the acquisition, Forbes has entered into a development agreement with the Vendors (the “Development Agreement”) which provides for the continuing development of one lead compound (a “Compound”) from each of two principal platforms acquired through TheraPei.   Under the Development Agreement, Forbes will provide preclinical research and development funding for each of the identified compounds.  Forbes retains the discretionary right to terminate funding for all or part of the development program.

In the event that, as of November 30, 2007,  Forbes has elected not to provide funding to at least the minimum levels set forth in the Development Agreement with respect to a Compound (aggregating $900,000 for both Compounds), the Vendors of TheraPei shall have the right (the “Repurchase Right”) to purchase all of the intellectual property relating to that Compound.  In connection with such repurchase, Forbes shall grant the Vendors an exclusive, worldwide license to develop, manufacture and commercially exploit the discontinued Compound under all intellectual property rights of Forbes and its affiliates and developed after the acquisition of TheraPei. The repurchase price shall be paid by way of reimbursement to Forbes for any and all amounts paid by Forbes to third party consultants and contract research organizations on research and development of such discontinued Compound.  Such reimbursement will be a nonrecourse obligation, and will be payable only from the proceeds, if any, from the sale or licensing of such discontinued Compound.   The Repurchase Right will expire on January 1, 2008.

Dr. John J. Nestor, Jr.

Dr. John Nestor was appointed Forbes’ Chief Scientific Officer on closing.  Dr. Nestor’s responsibilities will encompass both the advancement of the technology that he developed under TheraPei as well as the optimization of Forbes’ existing FM-VPx pipeline.

Press Release

See also the Company’s press releases dated October 25, 2006 and October 27, 2006, attached.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8

Executive Officer

David Goold – Chief Financial Officer

Tel: (604) 689-5899; Fax (604) 689-7641; E-mail:info@forbesmedi.com

Item 9

Date of Report

October 30, 2006

“A Life Sciences Company”

For Immediate Release:	October 25, 2006

Forbes Medi-Tech to Acquire San Diego Based TheraPei Pharmaceuticals and Appoint Dr. John Nestor as Chief Scientific Officer

~Acquisition will diversify the Company’s Drug development pipeline; R&D to be consolidated under the direction of new CSO~

Vancouver, Canada Forbes Medi-Tech Inc. (Forbes) (TSX:FMI and NASDAQ:FMTI) today announced that it has signed an agreement to acquire 100% of TheraPei Pharmaceuticals, Inc.(TheraPei) of San Diego, California.  TheraPei is a privately held company formed with technology ‘spun-out’ of Sequenom, Inc. (NASDAQ: SQNM) focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases.  Forbes will further develop TheraPei technologies along with Forbes’ existing technologies with R&D based in San Diego and Forbes’ clinical development team in Vancouver. TheraPei’s founder, Dr. John Nestor, will be appointed as the Chief Scientific Officer of Forbes on closing.

Consideration for the acquisition will be made on a staged basis commensurate with development of the newly acquired technologies. The acquisition consideration will consist of a small upfront payment, the issuance of common shares not to exceed 150,000 on closing plus future consideration consisting of milestone payments, licensing revenue and/or royalties. Potential milestone payments may reach up to US$50 million based upon the successful completion of key clinical development steps. Dr. Nestor is the majority shareholder of TheraPei and as such, will receive the majority of the acquisition consideration. Sequenom holds a minority shareholder interest in TheraPei.

All consideration shall be paid as to a minimum of 80% in common shares of Forbes, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash.  If regulatory or shareholder approval is not forthcoming, Forbes shall pay cash in lieu of the issuance of shares.   Forbes may also elect to pay cash in lieu of the issuance of shares in certain circumstances.

“With Forbes’ lead compound, FM-VP4, nearing completion of Phase II in the US, the Company has the development team and capabilities required to fully realize the significant potential of TheraPei’s novel drug candidates,” noted Charles Butt, President and CEO, Forbes Medi-Tech Inc.  “Dr. Nestor’s extensive track record of successful drug discovery and development will help us optimize Forbes’ existing FM-VPx library.”

Acquired Intellectual Property

The TheraPei Intellectual Property will add diversity to Forbes’ FM-VPx drug development platform to include four new technologies: a series of novel peptides designed for once daily administration aimed at stimulating insulin secretion; compounds from this series are also being developed for potential anti-inflammatory effects; an earlier stage discovery program that may have important applications in both diabetes and obesity through inhibition of ACC2; and another discovery program related to SPT inhibition targeting anti-inflammation.

The lead preclinical product is a peptide that is targeted to be a long acting VPAC2 selective agonist designed for once daily administration to stimulate insulin secretion. These analogues are particularly promising based on pre-clinical study results to date demonstrating a beneficial effect through lowering glucose in blood, which could benefit a large diabetic patient population.

Diabetes represents a significant market opportunity with annual sales expected to reach about $25 billion by 2011 according to DataMonitor. It is believed that VPAC2 selective agonists will target insulin secretion via a different pathway than BYETTA®** (launched in 2005, with forecasted sales of $1 billion in 2007) leading to a differentiated product profile in this increasingly important class. The same agonists are also generally believed to play a role as inflammatory mediators in a number of other physiological conditions, creating a much broader utility for this technology.

Appointment of Dr. John Nestor as Chief Scientific Officer of Forbes Medi-Tech Inc.

Dr. Nestor’s responsibilities will encompass both the advancement of the technology that he developed under TheraPei as well as the optimization of Forbes’ existing FM-VPx pipeline. Before founding TheraPei, Nestor served as Executive Vice President, Drug Discovery at Sequenom; Vice President & Director at the Institute of Bio-organic Chemistry, Syntex; and Distinguished Scientist at Roche Bioscience. Dr. Nestor is an inventor of 10 compounds selected for clinical development and the lead inventor on 3 currently marketed pharmaceuticals.  He is co-inventor on more than 45 U.S. Patents, author of more than 60 scientific articles, Editor of 2 books, and Associate Editor, Letters in Drug Design and Discovery.  Recently, he was an invited Chapter Author for Comprehensive Medicinal Chemistry II (Elsevier, 2006), contributing “Peptide and Protein Drugs: Issues and Solutions”.  Dr. Nestor has more than 25 years of leadership experience in drug discovery/development programs in major pharma and biotech.

“I look forward to working with the Forbes development team, which I am confident will maximize the value of TheraPei’s technology while I continue to focus on the discovery of novel therapies in the fight against metabolic disorders by addressing their underlying causes,” stated Dr. Nestor.

Closing is subject to standard closing conditions and is expected to occur within the next week.

About TheraPei Pharmaceuticals

Founded in 2004, TheraPei’s management and core technology were “spun out” of the Drug Discovery Unit of Sequenom. TheraPei's Research is focused on the discovery and development of novel pharmaceuticals directed at the underlying causes of type 2 diabetes and the metabolic syndrome.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

# # #

For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

**BYETTA is a registered trademark of Amylin Pharmaceuticals, Inc.

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Sequenom Inc. for the information about Sequenom provided in this News Release and the Company disclaims any liability with respect to such information.   This News Release contains forward-looking statements regarding, among other things, the planned acquisition of Therapei and appointment of John Nestor as CSO, potential milestone payments, Therapei’s technology, including without limitation its VPAC2 selective agonists, Forbes’ existing FM-VPx library, diabetes products and markets, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “further”, “potential”, “targeted”, “believed”, “opportunity”, “expected”, forward”,  “strategy”, “vision”, “to develop”, “could”, or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty whether the proposed acquisition of Therapei will close, and the proposed appointment of John Nestor as CSO will occur, within the next week or at all; uncertainty regarding the amount, timing and nature of future milestone payments; the need for additional research, the outcome of which is uncertain; the need for clinical trials, the occurrence and success of which is not assured; the need for regulatory approvals, which are not assured and which may be denied or withdrawn;  uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks; marketing risks; the risk of unknown side effects; the effect of competition; changes in business strategy or development plans; and the Company's need for future funding; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.

“A Life Sciences Company”

For Immediate Release:	October 27, 2006

Forbes Medi-Tech Closes TheraPei Acquisition

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that it has closed its acquisition of TheraPei Pharmaceuticals, Inc. originally announced October 25, 2006, and that Dr. John Nestor has now taken up his new position as Forbes’ Chief Scientific Officer.   Forbes issued a total of 94,672 common shares and paid cash of approximately US $400,000 on closing.  Forbes also changed the name of TheraPei to “Forbes Medi-Tech (Research) Inc.”.

For additional information concerning this acquisition and the appointment of Dr. John Nestor, please see the Company’s press release dated October 25, 2006.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

# # #

  For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements regarding the Company  and its business, which statements can be identified by the use of forward-looking terminology such as “vision”, “to develop”, “will”, and “strategy”.   The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty whether the Company will commercialize any products in addition to its food and dietary supplement ingredients currently marketed; research and development risks; uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; product liability and insurance risks;  the effect of competition; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.

[## denotes provision omitted for reasons of confidentiality]

TheraPei Pharmaceuticals, Inc.

Company Disclosure Schedule

The section numbers referenced in this Disclosure Schedule (the “Schedule”) refer to the sections of the Agreement and Plan of Merger and Reorganization dated as of October 25, 2006 (the “Agreement”) by and among Forbes Medi-Tech, Inc., Forbes Medi-Tech (Research), Inc., TheraPei Pharmaceuticals, Inc. (the “Company”), and with respect to Articles II, V and VI only, John J. Nestor, Jr. (“Nestor”).

No reference to or disclosure of any item or other matter in the Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Schedule.  No disclosure in the Schedule relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in this Schedule constitutes an admission of any liability or obligation of the Company to any third party, nor an admission against the Company’s interest.

Notwithstanding anything to the contrary contained in the Schedule or in the Agreement, the information and disclosures contained in each section of the Schedule shall be deemed to be disclosed and incorporated by reference in each of the other sections of the Schedule as though fully set forth in such other sections (whether or not specific cross-references are made), and shall be deemed to qualify and limit all representations, warranties and covenants of the Company contained in the Agreement, to the extent such information and disclosures shall reasonably appear to be applicable to such representations, warranties and covenants based solely on information disclosed in this Schedule and without reference to any underlying documents.

The headings contained in the Schedule are included for convenience only, and are not intended to limit the effect of the disclosures contained in the Schedule or to expand the scope of the information required to be disclosed in the Schedule.  Unless otherwise stated, all statements made herein are made as of the date of the execution of the Agreement.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

2.1(b)

Jurisdiction.

The Company has one employee in San Diego, where it occupies space (reference is made to Section 2.11(a) of this Schedule) and conducts its business.

Final Oct 24 2006

2.2(a)

Company Capital Structure.

Name	Common Stock	Company Repurchase Option
Nestor	2,625,000	No*
WS Investment Company, L.L.C.	35,000	No
Sequenom, Inc. (“Sequenom”)	358,630**	No***

* The Board of Directors of the Company (the “Board”) approved a resolution (“Nestor Acceleration Resolution”) terminating the Restricted Stock Purchase Agreement between the Company and Nestor, dated September 20, 2004 (pursuant to which Nestor bought the 2,625,000 shares of Company Common Stock) and accelerating the vesting of all shares which were previously unvested thereunder.

**Pursuant to the following three Stock Purchase Warrants, one dated November 30, 2004, and two dated July 19, 2005, issued pursuant to Convertible Promissory Notes issued by the Company to Sequenom in the aggregate original principal amount of $86,300 (“Sequenom Warrant Share Issuance”), Sequenom will automatically obtain 8,630 shares of Company Common Stock upon the effectiveness of the Merger.

*** Sequenom, Nestor and the Company entered into a Termination Agreement dated October 25, 2006 (“Sequenom RPSA Termination Agreement”), pursuant to which the parties terminated the Restricted Stock Purchase Agreement by and among them, dated November 30, 2004 (pursuant to which Sequenom bought 350,000 shares of Company Common Stock) and thereby terminated any repurchase options and rights of first refusal contained therein.

2.2(b)

Preemptive Rights.

Reference is made to all agreements listed in Section 2.13(a)(v) of this Schedule.

Reference is made to the Sequenom RSPA Termination Agreement discussed in Section 2.2(a) of this Schedule.

Reference is made to the Nestor Acceleration Resolution discussed in Section 2.2(a) of this Schedule.

2.4

Acceleration; Assignments.

Action by Written Consent of the Sole Director of the Company dated October 22, 2006, approving, among other things, the Merger.

Written Consent of the Stockholders in Lieu of Special Meeting dated October 25, 2006, approving, among other things, the Merger.

Waiver of Notice dated October 2_, 2006, whereby Sequenom waived the right granted to it pursuant to Section 8 of the two Stock Purchase Warrants dated July 19, 2005 and one Stock Purchase Warrant dated November 30, 2004 (the “Sequenom Warrants”), to receive from Company 20 days notice of a proposed Change in Control, as such term is defined in the Sequenom Warrants.

Waiver of Notice dated October 2_, 2006, whereby Nestor waived the right granted to him pursuant to Section 8 of the Stock Purchase Warrants dated February 18, 2006 and May 18, 2006 (the “Nestor Warrants”), to receive from Company 20 days notice of a proposed Change in Control, as such term is defined in the Nestor Warrants.

Waiver and Release Agreement dated October 2_, 2006, whereby Nestor waived any right to money owed to him under the Nestor Employment Agreement referenced in Section 2.20(a) of this Schedule and released the Company and Parent from any claims relating thereto.

Reference is made to the Sequenom Warrant Share Issuance discussed in Section 2.2(b) of this Schedule.

Reference is made to the Nestor Acceleration Resolution discussed in Section 2.2(b) of this Schedule.

Reference is made to the Sequenom RSPA Termination Agreement discussed in Section 2.2(a) of this Schedule.

Action by Written Consent of the Sole Director of the Company dated October 25, 2006, authorizing the Company to enter into the (i) Sequenom RSPA Termination Agreement discussed in Section 2.2(a) of this Schedule and (ii) Sequenom Facilities Agreement Termination Agreement (“Facilities Agreement Termination Resolution”).

Reference is made to Schedule 1.3(a)(iii) of the Agreement.

Reference is made to Section 2.11(a) of this Schedule.

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) of this Schedule which contains a notice requirement in connection with the assignment of such Contract in connection with a merger.

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) of this Schedule which contains a notice requirement in connection with the assignment of such Contract in connection with a merger.

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) of this Schedule which contains a notice requirement in connection with the assignment of such Contract in connection with a merger.

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) of this Schedule which contains a notice requirement in connection with the assignment of such Contract in connection with a merger.

2.6

Company Financial Information.

The Company has delivered to Parent an unaudited statement of cash flows and financial summary of the Company reflecting activity from October 14, 2004 through October 2, 2006.

The Company has delivered to Parent an unaudited balance sheet reflecting the total assets and liabilities of the Company as of October 16, 2006.

2.7

Potential Obligations.

Reference is made Section 2.6 of this Schedule.

Reference is made to the agreements which contain indemnification obligations in Section 2.13(a)(vi) of this Schedule.

Reference is made to 2.13(a)(v) of this Schedule.

As of October 24, 2006, the Company owes Wilson, Sonsini Goodrich & Rosati, Professional Corporation, approximately $165,000 in legal fees unrelated to the Merger and an additional $65,000 in legal fees related to the Merger.  Additional billing will be due for ongoing work relating to patent prosecution and Merger work.

The Company has ordered compounds to be synthesized pursuant a purchase order delivered under the ## Master Services Agreement Company (as defined in Section 2.13(a)(iv) of this Schedule), for a total estimated cost to the Company of $2,200.

The Company has ordered additional bioassays pursuant a purchase order delivered pursuant to the ## Services Agreement (as defined in Section 2.8(ix) of this Schedule), for a total estimated cost of $2,000.

2.8(a)

No Changes.

The Company has ordered compounds to be synthesized pursuant a purchase order delivered pursuant to the ## Master Services Agreement Company (as defined in Section 2.13(a)(iv) of this Schedule), for a total estimated cost to the Company of $2,200.

The Company has ordered additional bioassays pursuant a purchase order delivered pursuant to the ## Services Agreement (as defined in Section 2.8(ix) of this Schedule), for a total estimated cost of $2,000.

Reference is made to Section 2.8(p) of this Schedule.

Reference is made to the Nestor Acceleration Resolution discussed in Section 2.2(a) of this Schedule.

Reference is made to the Facilities Termination Agreement discussed in Section 2.2(a) of this Schedule.

Reference is made to the Sequenom RSPA Termination Agreement discussed in Section 2.2(a) of this Schedule.

2.8(h)

Stock Issuances.

Reference is made to the Sequenom Warrant Share Issuance detailed in Section 2.2(a) of this Schedule.

Reference is made to the Nestor Acceleration Resolution discussed in Section 2.2(a) of this Schedule.

Reference is made to the Sequenom RSPA Termination Agreement discussed in Section 2.2(a) of this Schedule.

2.8(k)

Contract Amendments.

Reference is made to Schedule 1.3(a)(iii) of the Agreement.

Reference is made to the Nestor Acceleration Resolution discussed in Section 2.2(a) of this Schedule.

Reference is made to the Sequenom RSPA Termination Agreement discussed in Section 2.2(a) of this Schedule.

Reference is made to the Facilities Termination Agreement discussed in Section 2.2(a) of this Schedule.

Reference is made to the Nestor Waiver and Release discussed in Section 2.20(e) (Employee Compensation) of this Schedule.

2.8(m)

Waiver or Release.

Reference is made to the Nestor Acceleration Resolution discussed in Section 2.2(a) of this Schedule.

Reference is made to the Nestor Waiver and Release discussed in Section 2.20(e) (Employee Compensation) of this Schedule.

Reference is made to the Sequenom RSPA Termination Agreement discussed in Section 2.2(a) of this Schedule.

Reference is made to the Facilities Termination Agreement discussed in Section 2.2(a) of this Schedule.

2.8(p)

Changes in Intellectual Property.

The Company has filed three patent applications since June 30, 2006 (and delivered Parent a modified summary thereof).

2.8(u)

Oral Agreement to Negotiate for Lease.

Reference is made to Section 2.11(a) of this Schedule.

2.8(q)

Distribution of Assets.

Reference is made to the Nestor Acceleration Resolution discussed in Section 2.2(a) of this Schedule.

Reference is made to the Sequenom Warrant Share Issuance discussed in Section 2.2(a) of this Schedule.

2.9(b)

Tax Returns.

The Company has filed both federal and State of California tax returns for fiscal years 2004 and 2005 later than the statutory deadline and paid the incurred aggregate penalties of $137.07.

The Company does not know whether Sequenom filed its 83(b) election as required pursuant to the Restricted Stock Purchase Agreement dated November 3, 2004, under which Sequenom purchased 350,000 shares of Company Common Stock.

2.11(a)

Property Leased or Owned.

The Company entered into an Administrative Services and Facilities Agreement with Sequenom, dated November 30, 2004, pursuant to which, among other things, the Company was provided access to and use of certain Sequenom facilities (“Facilities Agreement”).  Sequenom and the Company terminated the Facilities Agreement pursuant to a Termination Agreement (“Facilities Termination Agreement”) dated October 25, 2006 (although the sections entitled “Confidentiality” and “Miscellaneous” survived such termination).  The Company currently occupies space rent-free in a San Diego building pursuant to an oral agreement with Sequenom.  After the Merger, the Company and Sequenom will enter into negotiations to formalize a lease which will entail rent.

2.12(b)

Intellectual Property.

Reference is made to all agreements listed in Section 2.13(a)(iv) of this Schedule.

The company owns, has filed for, or has applied for the following patents:

VPAC2 Agonists

US Provisional Patent Application 60/617,500 filed on October 8, 2004

US Patent Application Serial No.11/245,499 filed on October 7, 2005

PCT/US2005/036235 (published as WO 2006/042152) filed on October 7, 2005

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##

##

Beta-Cell Apoptosis/SPT Inhibitors

US Provisional Patent Application 60/617,911 filed on October 12, 2004

US Provisional Patent Application 60/664,835 filed on March 23, 2005.

US Provisional Patent Application 60/664,919 filed on March 23, 2005

US Provisional Patent Application 60/693,463 filed on June 23, 2005.

US Patent Application Serial No. 11/248,491 filed on October 12, 2005

PCT/US/2005/036702 (published as WO 2006/042278) filed on October 12, 2005

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2.12(c)

“Work-for-Hire.”

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) which permits the parties to set/negotiate differing levels of exclusivity/ownership of the chemical compounds (and the byproducts thereof) listed in and produced pursuant to work orders submitted under the such agreement.

The Company makes no representation regarding the status Sequenom personnel or the agreements they have entered into with Sequenom.

2.12(a)(f)

Assignments.

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) of this Schedule which contains a notice requirement in connection with the assignment of such Contract in connection with a merger.

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) of this Schedule which contains a notice requirement in connection with the assignment of such Contract in connection with a merger.

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) of this Schedule which contains a notice requirement in connection with the assignment of such Contract in connection with a merger.

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) of this Schedule which contains a notice requirement in connection with the assignment of such Contract in connection with a merger.

2.13(a)(i)

Severance Pay.

The Company does not owe any severance pay to its employees or consultants.

2.13(a)(iv)

Acquisition or Disposition of Assets.

The Company entered into an Assignment of Inventions Agreement with Sequenom dated November 30, 2004 (“Assignment of Inventions Agreement”), pursuant to which the Company was assigned certain Inventions (as defined therein).

Reference is made to all Employment Agreements listed on Section 2.20(a) of this Schedule.

The Company entered into a Master Services Agreement with ## (“##”), dated December 16, 2004 (“## Master Services Agreement”), pursuant to which ## shall assign, upon request of Company, all of ##’s rights to, and interest and title in and to, any data, results, information, inventions, whether or not patentable, which are specific to performance of the Services (as hereafter defined) and generated, developed or discovered on behalf of Company.  For purposes of the ## Master Services Agreement, “Services” means in vitro or in vivo studies, to develop protocols, to obtain or house research animals, to provide scientific or technical consultation, to prepare written reports, to provide protocol review and oversight by the ## Institutional Animal Care and Use Committee, and/or to perform related services.

The Company entered into a Master Research and Service Agreement with ## Corporation (“##”), dated April 28, 2006 (“## Master Services Agreement”), pursuant to which ## shall assign or cause assignments of any inventions, know-how or discoveries relating to the chemical entities designated in the works orders which are developed or discovered as a result of the work contemplated under the ## Master Services Agreement, to Company, at Company’s cost.

The Company entered into a Master Services Agreement with ## BioPharmaceuticals, Inc. (“##”), effective as of April 14, 2006 (“## Master Services Agreement”), pursuant to which ## shall assign or cause assignments of any inventions, know-how or discoveries relating to the chemical entities designated in the works orders which are developed or discovered as a result of the work contemplated under the ## Master Services Agreement, to Company, at Company’s cost.

The Company entered into a Master Research and Development Service Agreement with the ## Company (“##”), effective as of April 25, 2006 (“## Master Services Agreement”), pursuant to which ## shall assign or cause assignments of any inventions, know-how or discoveries relating to the chemical entities designated in the works orders which are developed or discovered as a result of the work contemplated under the ## Master Services Agreement, to Company, at Company’s cost.

The Company entered into a Materials Transfer and Services Agreement with ## Research, LLC (“##”), effective as of February 23, 2005 (“## Services Agreement”), under which ## agreed to assign (and did thereby assign), its entire right, title and interest in and to any and all Confidential Information.  For purposes of the ## Services Agreement, “Confidential Information” means, inventions, improvements, discoveries, developments, original works of authorship, trade secrets or other intellectual property, whether or not patentable or copyrightable.  all any proprietary information, trade secrets or materials, whether or not patentable, and whether in tangible, or intangible form, and whether or not marked or otherwise asserted as confidential, including but not limited to, conceptions, inventions, developments, improvements, designs, techniques, processes, know-how, reports, research records, drawings, technical and other data, formulations; samples of chemical compounds vectors, cells, antibodies, other biological substances, and information concerning the structure and/or the biological properties thereof, including DNA or protein sequence information; equipment, product plans, designs, and information; market information, including sales, costs, prices, prospective customers, and suppliers and sources of supply; forecasts, marketing, advertising, competitive environment, and competitors; operations, financial, business, board, scientific or medical advisory board, investor, consultants, and budget information about the Company, technical, business, strategic plans of the Company, and regulatory information and affairs of the Company and its products; patents, patent applications, copyright, trademark, trade-dress, and other intellectual property rights and strategies related thereto.  In addition, any developments, which are disclosed to, or otherwise acquired by, a party hereto in connection with the services provided under the Agreement, including information concerning the existence, scope or activities of any research, development, or other projects of the Company shall be Confidential Information of the Company.

The Company entered into a Master Research and Development Agreement with the ##, Inc. (“##”), effective as of December 20, 2004 (“## Master Services Agreement”), pursuant to which ## agreed, with respect to all Products designated as Exclusive (as such terms are defined therein), to promptly disclose to Company any inventions, know-how or discoveries relating to Products, developed or discovered as a result of the work contemplated under the ## Master Services Agreement, whether or not patentable, and to assign or cause assignments of any such inventions to Company, at the Company’s cost, and provide reasonable assistance to the Company in preparing and prosecuting such patent applications thereon, as the Company deems necessary to adequately protect its rights in such inventions, know-how and discoveries.

2.13(a)(v)

Loans.

The Company currently is the debtor party on the following loans:

•

Convertible Promissory Note held by Sequenom dated November 30, 2004, under which the Company borrowed the principal amount of $60,000 at 2.26% simple interest.

•

Convertible Promissory Note held by Sequenom dated July 19, 2005, under which the Company borrowed the principal amount of $16,300 at 2.26% simple interest.

•

Convertible Promissory Note held by Sequenom dated July 19, 2005, under which the Company borrowed the principal amount of $10,000 at 2.26% simple interest.

•

Senior Convertible Promissory Note held by Nestor, dated February 18, 2006, under which the Company borrowed the principal amount of $12,000 at 4.75% simple interest.

•

Senior Convertible Promissory Note held by Nestor, dated May 8, 2006, under which the Company borrowed the principal amount of $12,000 at 5% simple interest.

2.13(a)(vi)

Indemnification Provisions.

The Company entered into an Indemnification Agreement with Nestor dated August 9, 2004 (“Nestor Indemnification Agreement”), concerning Nestor’s potential liability as an officer and director of the Company.

Pursuant to the ## Master Services Agreement referenced in Section 2.13(a)(iv) of this Schedule, the Company has agreed to indemnify and hold ## harmless from any loss, damage, claim, or cost of defending against any claim arising from the Company’s preparation, handling, use, or testing of the chemical entities used in work performed by ## pursuant to Company work orders, except to the extent that such loss or damage was caused by ##’s negligence.  The Company has also agreed to indemnify, hold harmless and defend ##, and it’s directors, officers, employees, Affiliates (as defined therein), and agents, against any and all legal claims, including legal expense and reasonable attorney fees, for death, illness, personal injury, property damage, infringement, improper business practices and noncompliance with applicable laws, arising out of or relating to the design, manufacture, distribution, advertisement, consumption, sale or use of any chemical entities used in work performed by ## pursuant to Company work orders or any compound which is derived therefrom.  The ## Master Services Agreement also contains an indemnification provision in favor of the Company.

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) of this Schedule, pursuant to which, the Company has agreed to indemnify and hold harmless ## and its officers, agents, directors and employees, against any third party claim arising directly or indirectly from the use by ## in accordance with the ## Master Services Agreement of any biological or chemical materials provided by Company in connection with ##’s performance of Services thereunder or in connection with information disclosed in any form to ## by the Company that is not generally known to the public, or which relates to the operations, processes, protocols, products or services of the Company.

Reference is made to the ## Master Services Agreement listed in Section 2.13(a)(iv) of this Schedule, the Company has agreed to indemnify and hold harmless ## from any loss, damage, claim or cost of defending against any claim arising from Company’s preparation, handling, use or testing of Product (as hereafter defined) except to the extent such loss or damage was caused by ##’s negligence. The Company also agreed to indemnify and hold harmless ## and its directors, officers, employees, Affiliates (as defined therein) and agents against any and all legal claims, proceedings, demands, liability and expenses of any kind, including legal expense and reasonable attorney fees, for practices and noncompliance with applicable laws, arising out of or relating to the design, manufacture, distribution, advertisement, consumption, sale, or use of any Products or Related Compounds.  ##  The ## Master Services Agreement also contains an indemnification provision in favor of the Company.

Reference is made to the ## Services Agreement listed in Section 2.13(iv), pursuant to which the Company agreed to indemnify and hold harmless ## from any loss, damage, claim, or cost of defending against any claim arising from the Company’s preparation, handling, use or testing of the biological materials specified in each purchase order made by Company pursuant to the ## Services Agreement or any materials provided by ## resulting from ##’s performance of ## services in compliance with written instructions provided by ##, except to the extent that such loss or damage was caused by ##’s negligence or intentional misconduct.   The ## Service Agreement also contains an indemnification provision in favor of the Company.

Reference is made to the ## Master Services Agreement in Section 2.13(iv) of this Schedule, pursuant to which the Company has agreed to indemnify and hold harmless ## from any loss, damage, claim or cost of defending against any claim arising from Company’s preparation, handling, use or testing of the chemical entity defined in the applicable work order except to the extent such loss or damage was caused by ##’s negligence.  The ## Master Services Agreement also contains an indemnification provision in favor of the Company.

Reference is made to the ## Master Services Agreement in Section 2.13(iv) of this Schedule, pursuant to which the Company has agreed to indemnify and hold harmless ## and its directors, officers, employees, Affiliates (as defined therein) and agents against any and all legal claims, proceedings, demands, liability and expenses of any kind, including legal expense and reasonable attorney fees, for practices and noncompliance with applicable laws, arising out of or relating to the design, manufacture, distribution, advertisement, consumption, sale, or use of any Products or Related Compounds.  ##  The ## Master Services Agreement also contains an indemnification provision in favor of the Company.

Reference is made to the ## Services Agreement listed in Section 2.13(a)(xi) under which the Company agreed to indemnify, defend, hold harmless the ## and its employees, students, and agents from any loss, claim, damage or liability, of any kind, which may arise from or in connection with this Agreement or the use and handling of the compounds delivered under the ## Services Agreement to the ## by the Company.

2.13(a)(vii)

Power of Attorney.

The Company has given Wilson Sonsini Goodrich & Rosati, Professional Corporation, a power of attorney to practice before the United State Patent and Trademark Office on behalf of the Company in connection with U.S. Patent ##.

2.13(a)(ix)

Interested Party Transactions.

WS Investments, L.L.C. is an affiliate of Wilson, Sonsini, Goodrich & Rosati, the Company’s law firm.

2.13(a)(xi)

Contracts.

Reference is made to all Employment Agreements in Section 2.20(a) of this Schedule.

Reference is made to the Assignment of Inventions Agreement in Section 2.13(a)(iv) of this Schedule.

Reference is made to the ## Master Services Agreement in Section 2.13(iv) of this Schedule whereby ## agreed to perform the Services in return for fees.

Reference is made to the ## Master Services Agreement in Section 2.13(iv) of this Schedule whereby ## agreed to perform certain services in return for fees.

Reference is made to the ## Master Services Agreement in Section 2.13(iv) of this Schedule, pursuant to which the parties entered into a fee-for-service arrangement whereby ## agreed to synthesize compounds and provide data involving compounds prepared for the Company.

Reference is made to the ## Master Services Agreement in Section 2.13(iv) of this Schedule, pursuant to which the parties entered into a fee-for-service arrangement whereby ## agreed to synthesize compounds and provide data involving compounds prepared for the Company.

Reference is made to the ## Services Agreement listed in Section 2.13(iv) of this Schedule.

Reference is made to the ## Master Services Agreement listed in Section 2.13(iv) of this Schedule, pursuant to which the parties entered into a fee-for-service arrangement whereby ## agreed to synthesize compounds and provide data involving compounds prepared for the Company.

The Company entered into a Service Agreement with the ## of Washington (“##”), effective as of February 28, 2005 (“## Services Agreement”), pursuant to which the parties entered into a fee-for-service arrangement whereby ## agreed to analyze compounds and provide data involving compounds delivered to ## by the Company.

The Company entered into a Nondisclosure Agreement with ## Company, effective as of December 21, 2004, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of October 20, 2004, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of August 2004, for the purpose of exploring a business service opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of July 21, 2005, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of July 21, 2005, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of March 30, 2006, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of April 4, 2005, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of June 1, 2005, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of May 18, 2005, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of May 18, 2005, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of January 5, 2006, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of December 16, 2005, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of June 22, 2006, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, effective as of June 1, 2006, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ## Inc., effective as of September 25, 2006, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with Sequenom, Inc., effective as of October 20, 2006, for the purpose of evaluating the merger contracts, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with # # Corporation, effective as of March 28, 2006, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ## Ltd., A company registered in England and Wales, effective as of January 18, 2006, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

The Company entered into a Nondisclosure Agreement with ##, Inc., effective as of May 11, 2006, for the purpose of exploring a business opportunity, whereby the parties thereto agreed to treat any information shared between them as confidential, subject to the limitations contained therein.

2.13(a)(xii)

Hold Harmless.

Reference is made to all agreements listed in Section 2.13(a)(vi) of this Schedule other than the Nestor Indemnification Agreement.

2.13(c)

Breach of Contract.

The Company declared ## in breach of the ## Master Services Agreement when ## did not prepare the contracted amount of synthesized ## and ## within the time-frame specified in a Company work order.  In a verbal communication with Nestor on October 5, 2005, the CFO of ## agreed with this assessment and wrote off the approximately $19,000 otherwise due by the Company.

Nestor has signed a Waiver and Release Agreement in connection with this transaction under which Nestor waived any right to money owed to him under the Nestor Employment Agreement referenced in Section 2.20(a) of this Schedule and released the Company and Parent from any claims relating thereto.

2.14(a)

Third Party Expenses.

Engagement letter with Wilson Sonsini Goodrich & Rosati, Professional Corporation, under which the Company, as of October 24, 2006, owed in excess of $230,000.  Additional billing will be due for ongoing work relating to patent prosecution and Merger work.

2.14(b)

Items Payable to Officers, Directors, Employees.

Nestor, Sequenom and WS Investments, L.L.C. will receive cash and shares upon attainment of certain milestones pursuant to the Agreement.

Reference is made to the Nestor Acceleration Resolution discussed in Section 2.2(b) of this Schedule.

2.15

Interested Party Transactions.

WS Investments Company, L.L.C., is an affiliate of Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, the Company’s law firm.

Nestor, Sequenom and WS Investments Company, L.L.C. will receive cash and shares upon attainment of certain milestones pursuant to the Agreement.

Reference is made to the Nestor Acceleration Resolution discussed in Section 2.2(b) of this Schedule.

Reference is made to the Facilities Agreement in Section 2.11(a) of this Schedule.

Reference is made to the Assignment of Inventions Agreement in Section 2.13(a)(iv) of this Schedule.

2.17

Litigation.

The Company declared ## in breach of the ## Master Services Agreement when ## did not prepare the contracted amount of synthesized ## and ##  within the time- frame specified in a Company work order.  In a verbal communication with Nestor on October 5, 2005, the CFO of ## agreed with this assessment and wrote off the approximately $19,000 otherwise due by the Company.

2.20(a)

Stock Plan.

The Company has a 2004 Stock Option Plan (“Plan”) under which a maximum of 1,050,000 shares of the Company’s Common Stock is authorized for issuance; however, the Company’s Board and its stockholders only approved 665,000 shares of the Company’s Common Stock for reservation and issuance under the Plan.  There have been no option grants under the Plan.

2.20(a)

Employee Agreements.

Nestor signed a Company Offer Letter and a related Company At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement on August 9, 2004 (collectively, the “Nestor Employment Agreement”).

Reference is made to the Nestor Waiver and Release in Section 2.20(a) (Employee Compensation) of this Schedule.

The Company has entered into a Consulting Agreement with ##.

The Company has entered into a Consulting Agreement with ##.

The Company has entered into a Consulting Agreement with ##.

The Company has entered into a Consulting Agreement with ##.

The Company has entered into a Consulting Agreement with ##.

2.20(c)

Acceleration.

Reference is made to the Nestor Acceleration Resolution discussed in Section 2.2(b) of this Schedule.

2.20(d)

Employment Taxes.

Nestor has signed a Waiver and Release Agreement in connection with this transaction under which Nestor waived any right to money owed to him under the Nestor Employment Agreement referenced in Section 2.20(a) of this Schedule and released the Company and Parent from any claims relating thereto.

2.20(e)

Officer Compensation.

Name	Position	Compensation paid during fiscal year 2005 through June 30 of fiscal year 2006	Compensation payable for fiscal year 2005 through June 30 of fiscal year 2006	Principal Place of Employment
Nestor	President, Chief Executive Officer, Secretary, Treasurer	None	None	The Company

2.20(e)

Director Compensation.

Name	Position	Compensation paid during fiscal year 2005 through June 30 of fiscal year 2006	Compensation still payable for fiscal year 2005 through June 30 of fiscal year 2006	Principal Place of Employment
Nestor	Sole Director	None	None	The Company

2.20(e)

Employee Compensation.

Name	Position	Compensation paid during fiscal year 2005 through June 30 of fiscal year 2006	Compensation still payable for fiscal year 2005 through June 30 of fiscal year 2006	Principal Place of Employment
Nestor	President and Chief Executive Officer	None*	None*	The Company

*Nestor has signed a Waiver and Release Agreement in connection with this transaction under which Nestor waived any right to money owed to him under the Nestor Employment Agreement referenced in Section 2.20(a) of this Schedule and released the Company and Parent from any claims relating thereto (“Nestor Waiver and Release”).

2.20(e)

Consultant Compensation.

##

2.21

Insurance.

The Company is the named insured on ##

2.22

Bank Account.

##.

Therapei Pharmaceuticals, Inc.

Nestor Disclosure Schedule

The section numbers referenced in this Disclosure Schedule (the “Schedule”) refer to the sections of the Agreement and Plan of Merger and Reorganization dated as of October 24, 2006 (the “Agreement”) by and among Forbes Medi-Tech, Inc., Forbes Medi-Tech (Research) Inc., Therapei Pharmaceuticals, Inc. (the “Company”), and with respect to Articles II, V and VI only, John J. Nestor, Jr. (“Nestor”).

No reference to or disclosure of any item or other matter in the Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Schedule.  No disclosure in the Schedule relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, and nothing in this Schedule constitutes an admission of any liability or obligation of the Company to any third party, nor an admission against the Company’s interest.

Notwithstanding anything to the contrary contained in the Schedule or in the Agreement, the information and disclosures contained in each section of the Schedule shall be deemed to be disclosed and incorporated by reference in each of the other sections of the Schedule as though fully set forth in such other sections (whether or not specific cross-references are made), and shall be deemed to qualify and limit all representations, warranties and covenants of the Company contained in the Agreement, to the extent such information and disclosures shall reasonably appear to be applicable to such representations, warranties and covenants based solely on information disclosed in this Schedule and without reference to any underlying documents.

The headings contained in the Schedule are included for convenience only, and are not intended to limit the effect of the disclosures contained in the Schedule or to expand the scope of the information required to be disclosed in the Schedule.  Unless otherwise stated, all statements made herein are made as of the date of the execution of the Agreement.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

3.1

Capitalization.

Reference is made to Sections 2.2(a), 2.2(b) and 2.13(a)(v) of the Company Disclosure Schedule.

3.2

Shareholder Claims.

Nestor and the Company entered into a Waiver and Release Agreement dated October 24, 2006, whereby Nestor (i) waived any right to money owed to him under the Company Offer Letter dated August 9, 2004 and (ii) released Company and Parent from any claims relating thereto.